[redacted]

BB 1/13/10

SECURIT 09042714 ON

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 30 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/01/08** AND ENDING **10/31/09**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual Funds Associates, Inc.** — OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) — FIRM I.D. NO.

1701 Chili Avenue
(No and Street)

Rochester	**New York**	**14624**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott J. Zollo — **(585) 235-3600**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salmin, Celona, Wehrle & Flaherty, LLP
(Name – *if individual, state last, first, middle name*)

1170 Chili Avenue	**Rochester**	**New York**	**14624**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AA 1/14

OATH OR AFFIRMATION

I, Scott J. Zollo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Funds Associates, Inc., as of October 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

PAUL H. SALMIN
Notary Public in the State of New York
MONROE COUNTY
Commission Expires 9/30/13

Principal
Title

Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Shareholder's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant To Rule 15c3-3.
[x] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Mutual Funds Associates, Inc.

We have audited the accompanying statements of financial condition of Mutual Funds Associates, Inc. as of October 31, 2009 and 2008, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Funds Associates, Inc. as of October 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Salmin, Celona, Wehrle & Flaherty, LLP
Salmin, Celona, Wehrle & Flaherty, LLP

December 23, 2009

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
OCTOBER 31, 2009 AND 2008

ASSETS

	2009	2008
Cash and cash equivalents	$ 58,505	$ 68,997
Marketable securities, at fair value	66,092	54,919
Commissions receivable	70	6
Prepaid expenses	4,097	1,740
Property and equipment, net	2,921	4,219
Total assets	$ 131,685	$ 129,881

LIABILITIES AND SHAREHOLDER'S EQUITY

	2009	2008
Liabilities:		
Commissions payable	$ 128	$ 1,019
Accounts payable	2,800	2,800
Income taxes payable	-	4,654
Total liabilities	2,928	8,473
Shareholder's equity:		
Common stock, no par value; authorized 200 shares; issued and outstanding 15 shares	6,000	6,000
Retained earnings	122,757	115,408
Total shareholder's equity	128,757	121,408
Total liabilities and shareholder's equity	$ 131,685	$ 129,881

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED OCTOBER 31, 2009 AND 2008

	2009	2008
Revenue:		
Commissions - investments	$ 121,767	$ 183,949
Commissions - annuities	69,201	87,214
Commissions - risk management	96,537	127,889
Dividends and interest income	6,555	7,436
Unrealized gain (loss) on marketable securities	7,339	(14,284)
Other revenue	-	112
Total revenue	301,399	392,316
Expenses:		
Commissions	199,484	276,871
Management fees	36,600	31,600
Rent	36,000	36,000
Office supplies and expense	10,311	9,580
Insurance	2,057	1,971
Professional fees	8,000	7,860
Depreciation	1,298	1,298
Total expenses	293,750	365,180
Income before provisions from income taxes	7,649	27,136
Provision for income taxes	300	8,600
Net income	$ 7,349	$ 18,536

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2009 AND 2008

	Common Stock	Retained Earnings	Total
Balance, November 1, 2007	$ 6,000	166,872	$ 172,872
Dividends paid	-	(70,000)	(70,000)
Net income for the year ended October 31, 2008	-	18,536	18,536
Balance, October 31, 2008	6,000	115,408	121,408
Net income for the year ended October 31, 2009	-	7,349	7,349
Balance, October 31, 2009	$ 6,000	$ 122,757	$ 128,757

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ 7,349	$ 18,536
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	1,298	1,298
Unrealized (gain) loss on marketable securities	(7,339)	14,284
Decrease (increase) in prepaid expenses	(2,357)	-
Decrease (increase) in marketable securities	(3,834)	(6,806)
Decrease (increase) in commissions receivable	(64)	2,545
Increase (decrease) in commissions payable	(891)	(11,439)
Increase (decrease) in income taxes payable	(4,654)	(10,802)
Total adjustments	(17,841)	(10,920)
Net cash provided by (used in) operating activities	(10,492)	7,616
Cash flows from financing activities:		
Dividends paid	-	(70,000)
Net cash used in financing activities	-	(70,000)
Net decrease in cash and cash equivalents	(10,492)	(62,384)
Cash and cash equivalents - beginning of year	68,997	131,381
Cash and cash equivalents - end of year	$ 58,505	$ 68,997
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$ 7,311	$ 19,402

See accompanying notes to financial statements

1. THE COMPANY

Mutual Funds Associates, Inc. is a commission based representative for several mutual fund companies. They receive a commission for placing clients with those funds. They do not take possession of client funds, rather funds are deposited directly in the mutual fund companies and are managed solely by those funds. Mutual Funds Associates, Inc. is strictly a representative and its client base is mostly from the Western New York area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all cash on hand, cash in banks and short-term investments with an original maturity of three months or less to be cash and cash equivalents for financial reporting purposes.

Marketable Securities - The Company's marketable securities consist of an investment in a mutual fund, which is mostly invested in debt securities of U.S. and foreign governments and companies, and are classified as trading securities. These securities are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820-10, "Fair Value Measurements". The average cost method is used when calculating realized gains or losses on the disposition of trading securities.

Commissions Receivable - The Company has receivables that arise from placing clients with mutual fund companies. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets, which is five years. When depreciable property is retired or otherwise disposed of, the cost and the related accumulated depreciation are cleared from the respective accounts and any resulting gain or loss is reflected in income.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivable. Marketable securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes - The Company accounts for income taxes in accordance with FASB ASC 740-10, "Accounting for Income Taxes". FASB ASC 740-10 requires, among other things, recognition of future tax liability and benefits, measured by applying enacted tax rates attributable to future deductible and taxable temporary differences between financial statement and income tax basis of assets and liabilities, and tax credit carry forwards to the extent that realization of such benefits is more likely than not. The Company has insignificant differences between financial statement and income tax basis of assets and liabilities and, therefore, has not recorded any deferred tax asset or liability as of October 31, 2009 and 2008.

The FASB issued FASB ASC 740-10-50 "Accounting for Uncertainty in Income Taxes" which prescribes a recognition measurement and threshold process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FASB ASC 740-10-50 provides guidance on the derecognition, classification, accounting in interim periods, and disclosure requirements for uncertain tax positions.

In accordance with FASB ASC 740-10-65, the Company has elected to defer the application of the provisions of FASB ASC 740-10-50 until its fiscal year beginning after December 15, 2008 (year ending October 31, 2010). The Company evaluates its uncertain tax positions on an annual basis and records a liability when a loss is considered probable in accordance with FASB ASC 450-20.

3. FAIR VALUE MEASUREMENT

During the fiscal year ending October 31, 2009, the Company adopted the Financial Accounting Standards Board Accounting Standards Codification, Fair Value Measurements (FASB ASC 820-10). FASB ASC 820-10 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820-10, are used to measure fair value. There was no material effect on the financial statement as a result of adopting this new standard.

The fair value hierarchy prioritized the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

3. FAIR VALUE MEASUREMENT, Continued

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents the Company's fair value hierarchy for marketable securities measured at fair value on a recurring basis as of October 31, 2009.

	2009
Level 1	$ 66,092
Level 2	-
Level 3	-
Total	$ 66,092

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at October 31:

	2009	2008
Office equipment	$ 6,491	$ 6,491
Less: Accumulated depreciation	3,570	2,272
	$ 2,921	$ 4,219

5. NET CAPITAL REQUIREMENTS

The Company is subject to the requirements of Rule 15c3-1, the net capital rule, under the Securities Exchange Act of 1934. On October 31, 2009, the Company had net capital of $111,825 against a net capital requirement of $5,000. The Company's aggregate indebtedness to net capital ratio was .0262 to 1.

6. INCOME TAXES

The provision for income taxes consists of the following:

	2009	2008
Currently payable – Federal	$ 200	$ 6,000
Currently payable – State	100	2,600
	$ 300	$ 8,600

The actual income tax provision for the years ended October 31, 2009 and 2008 differs from the expected tax provision computed by applying the U.S. Federal Corporate rate primarily due to state taxes, depreciation and the effect of the unrealized gains and losses on marketable securities.

7. RELATED PARTY TRANSACTIONS

The Company receives commission revenue from Core Alpha, Inc., an entity wholly owned by a relative of the shareholder, for placing clients with mutual fund companies. Commission income totaled $92,438 and $121,593 for the years ended October 31, 2009 and 2008, respectively.

The Company rents office space and equipment under an informal agreement from the shareholder. Rental expense under this informal agreement amounted to $36,000 for the years ended October 31, 2009 and 2008.

The Company paid management fees to Accuvest Planning, Inc., an entity wholly owned by the shareholder, for general management. Management fee expense totaled $36,600 and $31,600 for the years ended October 31, 2009 and 2008, respectively.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available for issue.

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholder
Mutual Funds Associates, Inc.

Our report on our audit of the basic financial statements of Mutual Funds Associates, Inc. as of and for the year ended October 31, 2009 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salmin, Celona, Wehrle & Flaherty, LLP
Salmin, Celona, Wehrle & Flaherty, LLP

December 23, 2009

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2009

1.	Total ownership equity from Statement of Financial Condition	$ 128,757
2.	Deduct: Ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	128,757
4.	Add:	
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B.	Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	128,757
6.	Deductions and/or charges:	
A.	Total non-allowable assets from Statement of Financial Condition	(7,018)
B.	Secured demand note deficiency	-
C.	Commodity futures contracts and spot commodities	-
D.	Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	121,739
9.	Haircuts on securities:	
A.	Contractual securities commitments	-
B.	Subordinated securities borrowings	-
C.	Trading and investment securities:	
1.	Exempted securities	-
2.	Debt securities	-
3.	Options	-
4.	Other securities	(9,914)
D.	Undue concentration	-
E.	Other	-
10.	Net capital	$ 111,825

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2009
(Continued)

Computation of Basic Net Capital Requirement

11. Minimum net capital required (6-2/3% of line 19)	$ 195
12. Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13. Net capital requirement (greater of line 11 or 12)	$ 5,000
14. Excess net capital (line 10 less line 13)	$ 106,825
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$ 111,532

Computation of Aggregate Indebtedness

16. Total A.I. Liabilities from Statement of Financial Condition	$ 2,928
17. Add: a. Drafts for immediate credit	-
b. Market value of securities borrowed for which no equivalent value is paid or credited	-
c. Other unrecorded amounts	-
18. Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19. Total aggregate indebtedness	$ 2,928
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	2.62%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Mutual Funds Associates, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date consisted of the following:

Net capital per the Company's FOCUS Report (Unaudited)	$ 111,825
Difference	-
Net capital per this computation	$ 111,825

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2009

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(i).

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder
Mutual Funds Associates, Inc.

In planning and performing our audit of the financial statements of Mutual Funds Associates, Inc. (Company) as of and for the year ended October 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

- The framework for effective internal control over financial reporting requires that management or a designated employee should prepare the Company's financial statements, including appropriate disclosures. Due to limited resources, the Company does not possess internal capabilities to prepare financial statements. Management is aware of this deficiency and has concluded the cost of correcting the deficiency exceeds the benefit.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

December 23, 2009

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder
Mutual Funds Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to October 31, 2009, which were agreed to by Mutual Funds Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating Mutual Funds Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Mutual Funds Associates, Inc.'s management is responsible for the Mutual Funds Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, including check number 16544 dated January 2, 2009 for $150.00 and check number 16690 dated November 25, 2009 for $150.00 that were issued to SIPC, noting no differences;

2. Compared the total revenue amount reported on the audited Form X-17A-5 for the year ended October 31, 2009 less revenues reported on the FOCUS reports for the period from November 1, 2008 to March 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to October 31, 2009, noting the total revenue calculated from the audited Form X-17A-5 less the FOCUS reports to be $210,635 versus the total revenue per Form SIPC-7T of $202,303 for a difference of $8,332;

3. Compared the deductions reported in Form SIPC-7T with Mutual Fund Associates, Inc.'s related working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in Mutual Fund Associates, Inc.'s related working papers supporting the deductions noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

December 23, 2009

SIPC-7T
(28-REV 10/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(28-REV 10/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

013026 FINRA OCT
MUTUAL FUNDS ASSOCIATES INC
1701 CHILI AVE
ROCHESTER, NY 14624

150

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

B. Less payment made with SIPC-6 filed (exclude interest) (150.00)

1/7/09 check #16544
Date Paid

C. Less prior year overpayment applied (-0-)

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~150~~ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 150.00 Overpaid

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mutual Funds Associates, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principle
(Title)

Dated the 25 day of Nov., 20 09.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 11/25/09 Postmarked 12/2/9 Received LB Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: Please apply the overpayment toward your next filing. Thank you.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending OCT. 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 202,303
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	202,303
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	202,303.
2d. SIPC Net Operating Revenues	$ -0-
2e. General Assessment @ .0025	$ 150.00 (to page 1 but not less than $150 minimum)

MUTUAL FUNDS ASSOCIATES, INC.

Financial Statements
October 31, 2009 and 2008